

DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 18, 2008

Mr. C. Richard Neely Jr.
Chief Financial Officer
Monolithic Power Systems, Inc.
6409 Guadalupe Mines Road
San Jose, CA 95120

      RE: **Monolithic Power Systems, Inc.**
               Form 10-K/A Amendment No. 1
                   for the fiscal year ended December 31, 2007
               Filed May 12, 2008
               Form 10-Q for the quarterly period ended September 30, 2008
               Filed October 23, 2008
               File No. 0-51026

Dear Mr. Neely:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 30, 2008

Condensed Consolidated Statements of Operations, page 5

1.   We note that you have included a "total" stock-based compensation expense on the face of your statement of operations. Please revise future filings to remove the subtotal from the face of your statements of operations. You may present the information in the notes to the financial statements or within MD&A. Refer to the guidance in SAB 107.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Critical Accounting Policies and Estimates, page 18
Revenue Recognition, page 18

2.   We note that the majority of your sales are through distribution agreements with third parties and you "generally" recognize revenue upon shipment. Please describe the primary terms of your arrangements with these distributors, including payment, price protection, return, exchange, stock rotation rights and other significant terms. Quantify the actual amount of returns for each period presented. Explain and support why you believe it is appropriate to recognize revenue upon shipment of product to distributors. Refer to SAB 104 and FAS 48 as necessary.

Provisions for Litigation Settlement, page 22

3.   We note that you offer indemnity provisions in agreements with manufacturers and certain direct and indirect customers that require you to reimburse these parties for damages, costs and expenses incurred by them as a result of legal actions taken against them by third parties for infringing upon their intellectual property rights as a result of using your products or technologies. It appears that your indemnification agreements should be disclosed pursuant to FIN 45. Please revise future filings to provide the disclosures required by paragraph 13 of FIN 45 or explain why you do not consider additional disclosures to be necessary.

Liquidity and Capital Resources, page 23

4.   We note that as of September 30, 2008 you have $36.8 million, net of temporary impairment charges of $2 million, in auction rate securities backed by government-backed student loans. We also note that you have determined the fair value using the discounted cash flow model. Tell us and revise future filings to

disclose the specific change in the discount rate and discuss how and why you changed the assumptions from prior periods.

5.   In this regard, please explain and expand your disclosure in future filings to discuss why the decline in the fair value of the auction rate securities has not been other-than-temporary. Refer to FSP FAS 115-1 for further guidance.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief